Exhibit 99.1

     Qiao Xing Universal Telephone to Partner with Skyworks

Using Skyworks’ GSM/GPRS Cellular System Solution to Support New Feature-Rich GPRS Handsets Targeting Fashion Elite and Business

Consumers Alike

     HUIZHOU, Guangdong, China /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that CECT, its subsidiary engaging in mobile phones manufacturing and distribution, commences partnership with Skyworks Solutions, Inc. (Nasdaq: SWKS), the industry’s leading wireless semiconductor company focused on radio frequency (RF) and complete cellular system solutions for mobile communications applications, to incorporate Skyworks highly integrated GSM/GPRS cellular system solution for launching several next generation handsets geared for today’s diverse consumer.

     CECT is incorporating Skyworks’ complete cellular system solution across a number of new phones, from compact, dual-color models with built-in mirrors for fashion-conscious consumers to feature-rich platforms for business users that leverage GPRS data capabilities, wireless application protocol (WAP) browsing functionality and handwriting input support.

     By employing such solution, CECT has introduced to the market the well-received T688 mobile phone, of which CECT’s chief distributor, Beijing Jia Sheng Rui Tong plans to sell 500,000 units within 5 months to bring estimated revenue of US$120M to CECT.

     “Skyworks’ comprehensive approach has enabled us to release a number of innovative mobile platforms far more quickly than would have ever been possible in working with multiple baseband and RF suppliers,” said Xueming Sun, vice president and chief technical officer of CECT. “The superiority of Skyworks’ cellular system solution coupled with their unparalleled design, engineering and test support enabled us to focus on state of the art industrial designs for our next generation multimedia handsets.”

     “China represents one of Skyworks’ largest market opportunities. With more than two dozen feature-rich models sold through China’s most extensive distribution network, CECT offers one of the most impressive handset portfolios,” said Gregory L. Waters, vice president of Cellular Systems at Skyworks. “We are pleased to be working with them and supporting such a successful and impressive array of phones that offer consumers color screens, polyphonic ring tones, MP3 music and built-in cameras.”

     About Skyworks’ GSM/GPRS Cellular System Solution

     Skyworks’ system solution includes all major integrated circuits, a full protocol stack, comprehensive development tools and extensive customer support for building a complete Internet-

enabled GSM/GPRS handset. The hardware portion of Skyworks’ solution includes all digital and analog baseband processing, multi-band/multi-slot power amplification, power management, battery-charging and transceiver functions. The system also incorporates Skyworks’ industry-leading, low-power, direct-conversion transceiver (DCR™). Skyworks’ DCR technology eliminates the intermediate-frequency conversion steps of earlier mobile handset solutions, cutting the number of external components required to build a radio subsystem by more than one-half and dramatically reducing the overall bill-of-materials while freeing valuable board space. Skyworks’ protocol stack has been field tested, qualified and approved in more than 50 countries, and by more than 70 GSM network providers worldwide.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.
-0-	04/08/2004

/CONTACT: Rick Xiao of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com /

/Web Sites: http://www.cosun-xing.com / (XING)